UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hickok Incorporated

(Name of Issuer)

Class A Common Shares, $1.00 par value

(Title of Class of Securities)

428839 10 4

(CUSIP Number)

Robert E. Robotti
52 Vanderbilt Avenue, Fourth Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

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3. SEC Use Only

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4. Source of Funds
   AF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

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6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,678
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,678

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,678

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

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13. Percent of Class Represented by Amount in Row (11)
    6.4%

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14. Type of Reporting Person (See Instructions)
    IN, HC

CUSIP No. 428839 10 4

1. Names of Reporting Persons.
   Kenneth R. Wasiak
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 48,678	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 48,678	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,678

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.4%

14. Type of Reporting Person (See Instructions)
    IN, HC

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,678
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

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3. SEC Use Only

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4. Source of Funds
    WC

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

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6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 48,678
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 48,678

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
     48,678

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     6.4%

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14. Type of Reporting Person (See Instructions)
     PN

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of Class A Common Shares, $1.00 par value (the "Common Shares"), of Hickok Incorporated (the "Issuer") filed on December 26, 2006 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 48,678 Common Shares held by RIC is $301,683.83 (including brokerage fees and expenses). All of the Common Shares held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(j). The Common Shares have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except to the extent stated herein.

The Reporting Persons may acquire additional Common Shares, dispose all or some of these Common Shares from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their Common Shares.

As a matter of policy, from time to time, when a vacancy arises on the Board of Directors of a portfolio company in which the Reporting Persons' have an investment, the Reporting Persons may recommend one or more persons for the Board of Directors to consider to fill such vacant seat.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of February 23, 2007, the aggregate number of Common Shares and percentage of the outstanding Common Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)	48,678	0	48,678	6.4%
Wasiak (1)(2)	48,678	0	48,678	6.4%
RMC (1)(2)	48,678	0	48,678	6.4%
RIC (1)(2)	48,678	0	48,678	6.4%

      * Based on 756,379 Class A Common Shares, $1.00 par value, outstanding as of February 9, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended December 31, 2006.
      (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person.
      (2) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 48,678 Common Shares owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Shares since the most recent filing of this Schedule 13D by the Reporting Persons. All such transactions were made by RIC in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D

Party	Date of Purchase/ Sale	Number of Common Shares	Buy/Sell	Price Per Share
RIC	01/22/2007	500	BUY	$9.00
RIC	01/23/2007	5,000	BUY	$10.05
RIC	01/24/2007	200	BUY	$9.00
RIC	02/16/2007	2,200	BUY	$8.6136

   (d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares beneficially owned by the Reporting Persons.

   (e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended to add the following:

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists between the Reporting Persons and any other person that relates to the acquisition, disposition, voting or holding of any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2007

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
          Name: Robert E. Robotti   Its General Partner
          Title: Managing Member

                                                         By: /s/ Robert E. Robotti
                                                                   Name: Robert E. Robotti
                                                                   Title: Managing Member